UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Plug Power, Inc.

(Name of Issuer)

Common Stock (par value $0.01 per share)

(Title of Class of Securities)

72919P103

(CUSIP Number)

Catherine S. Hill, Esq.

Mechanical Technology Incorporated

30 South Pearl Street

Albany, New York 12207

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2000

(Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: 

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72919P103

1 Name of Reporting Person

S.S. or I.R.S. Identification No.

of Above Person

Mechanical Technology Incorporated

I.R.S. Identification No. 141462255

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2 Check the Appropriate Box if (a) [ ]

a Member of a Group (b) [ ]

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3 SEC Use Only

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4 Source of Funds

OO

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5 Check if Disclosure of Legal Proceedings

is Required Pursuant to Items 2(d) or 2(e) [ ]

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6 Citizenship or Place of Organization

State of New York

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7 Sole Voting Power 13,707,015

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Number of Shares 8 Shared Voting Power 0

Beneficially Owned by __________________________________________________

Reporting Person With

9 Sole Dispositive Power 13,704,315

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10 Shared Dispositive Power 0

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11 Aggregate Amount Beneficially

Owned By Each Reporting Person 13,707,015

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12 Check Box if the Aggregate Amount

in Row (11) Excludes Certain Shares [ ]

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13 Percent of Class Represented

Amount in Row (11) 31.40%

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14 Type of Reporting Person CO

Schedule 13D/A

This Amendment No. 1 to the Schedule 13D amends and supplements the Schedule 13D originally filed on December 11, 2000 (the "Schedule 13D") by Mechanical Technology Inc., a New York Corporation. Unless otherwise defined herein, all capitalized terms used herein have the respective meanings given to such terms in the Schedule 13D.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to read as follows:

MTI has entered into several agreements under which it has pledged shares of Plug Power Common Stock as collateral, and may be required to transfer or otherwise dispose of the Plug Power Common Stock under the terms of such agreements including, but not limited to the Credit Agreement, as amended.

On December 27, 2000, the Company's Credit Agreement with KeyBank, N.A. was amended to reduce the facility from $50 million to $30 million and to reduce the outstanding principal balance by $3 million bringing the loan balance to $25.2 million as of the amendment date ("Credit Agreement"). Additional borrowings are available when the Plug Power Common Stock price is above $20 per share.

The Company has pledged 8 million shares of Plug Power Common Stock as collateral for the Credit Agreement. In addition, the Company entered into a Put and Call with First Albany Companies, Inc. ("FAC") to provide independent credit support for repayment of the loan ("FAC Credit Enhancement"). The FAC Credit Enhancement provides FAC with the option, if the price of Plug Power Common Stock falls to $4 per share, to either purchase 6.3 million Plug Power shares pledged as collateral on the loan or take an assignment of KeyBank N.A.'s rights under the Credit Agreement. The FAC Credit Enhancement may be triggered in the event of a default and expires on April 27, 2001 and may be renewed by the Company and FAC on a monthly basis upon mutually agreeable terms. Upon expiration of the FAC Credit Enhancement, the loan is immediately due and payable unless the Plug Power Common Stock has been pledged for more than two years and is trading for more than $20 per share. Mandatory repayments on any outstanding balance in excess of $25.2 million are also required if the Plug Power Common Stock price declines below $16 per share while the FAC Credit Enhancement is in place. If the line of credit is due and payable upon expiration of the FAC Credit Enhancement on April 27, 2001, the Company may need to sell assets including certain investments to fund this obligation.

As of December 27, 2000, the Credit Agreement, as amended, requires the Company to meet certain covenants, including maintenance of a debt service reserve account (equal to 6 months of interest payments on outstanding debt, amounting to $1.142 million at September 30, 2000) and a collateral coverage ratio, the maintenance of the FAC Credit Enhancement until November 3, 2001 and a minimum Plug Power Common Stock share price. All other covenants in the previous KeyBank credit agreements were eliminated in connection with this financing.

On December 27, 2000, the Company also entered into two bridge loan agreements with FAC. The first loan was for $945 thousand and was used to pay the purchase price for the FAC Credit Enhancement. The Company has pledged 200,000 shares of Plug Power Common Stock as collateral.

The second loan is for $5 million, $3 million of which was used to make the principal loan repayment to KeyBank, N.A. and the remaining $2 million will be used for working capital. The Company pledged 1 million shares of Plug Power Common Stock as collateral. Upon mutual agreement of FAC and the Company, the loans may be converted to equity prior to maturity.

On October 4, 2000, MTI entered into voting agreements with each of Hill, Bunch, Acker and Scheuer, pursuant to which Hill, Bunch, Acker and Scheuer granted to MTI irrevocable proxies to vote an aggregate of 2,700 shares.

Item 7. Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to read as follows:

Exhibit 1: Information with Respect to Directors and Executive Officers of Mechanical Technology Incorporated and First Albany Companies, Inc. (a)

Exhibit 2: The Credit Agreement, as amended and restated, between MTI and KeyBank, N.A. dated November 1, 1999.(b)

Exhibit 3: The Stock Pledge Agreement between MTI and KeyBank, N.A. dated November 1, 1999. (c)

Exhibit 4: Voting Agreement, dated as of October 4, 2000, by and among Catherine S. Hill and MTI. (d)

Exhibit 5: Voting Agreement, dated as of October 4, 2000, by and among James T. Bunch and MTI. (e)

Exhibit 6: Voting Agreement, dated as of October 4, 2000, by and among William P. Acker and MTI. (f)

Exhibit 7: Voting Agreement, dated as of October 4, 2000, by and among Cynthia A. Scheuer and MTI. (g)

Exhibit 8: Waiver and Amendment dated as of December 27, 2000 to the Amended and Restated Credit Agreement originally dated as of March 29, 2000 between the registrant and KeyBank National Association. (h)

Exhibit 9: Amendment dated December 27, 2000 to the Stock Pledge Agreement, dated as of March 29, 2000, by the registrant with KeyBank National Association pledging 8,000,000 shares of Plug Power Stock in support of Amended $30 million Credit Agreement. (i)

Exhibit 10: Put and Call Agreement dated as of December 27, 2000, between the registrant, First Albany Companies Inc. and KeyBank. (j)

Exhibit 11: Bridge Promissory Note in the amount of $5 million, dated as of December 27, 2000 between the registrant and First Albany Companies Inc. (k)

Exhibit 12: Put Promissory Note in the amount of $945,000, dated as of December 27, 2000, between the registrant and First Albany Companies Inc. (l)

Exhibit 13: Stock Pledge Agreement, dated as of December 27, 2000, by registrant with First Albany Companies Inc. pledging 1,000,000 shares of Plug Power Stock in support of the $5 million Bridge Promissory Note. (m)

Exhibit 14: Stock Pledge Agreement, dated as of December 27, 2000, by registrant with First Albany Companies Inc. pledging 200,000 shares of Plug Power Stock in support of the $945,000 Put Promissory Note. (n)

Exhibit 15: Account Control Agreement, dated as of December 22, 2000, by registrant, KeyBank, and McDonald Investments Inc. (o)

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  Filed as Exhibit 1 to the registrant's Schedule 13D filing dated December 11, 2000.
  Filed as Exhibit 4.104 to the registrant's Form 10-K report for its Fiscal Year ended September 30, 1999.
  Filed as Exhibit 4.105 to the registrant's Form 10-K report for its Fiscal Year ended September 30, 1999.
  Filed as Exhibit 4 to the registrant's Schedule 13D filing dated December 11, 2000.
  Filed as Exhibit 5 to the registrant's Schedule 13D filing dated December 11, 2000.
  Filed as Exhibit 6 to the registrant's Schedule 13D filing dated December 11, 2000.
  Filed as Exhibit 7 to the registrant's Schedule 13D filing dated December 11, 2000.
  Filed as Exhibit 4.110 to the registrant's Form 10-K report for its Fiscal Year ended September 30, 2000.
  Filed as Exhibit 4.111 to the registrant's Form 10-K report for its Fiscal Year ended September 30, 2000.
  Filed as Exhibit 4.112 to the registrant's Form 10-K report for its Fiscal Year ended September 30, 2000.
  Filed as Exhibit 4.113 to the registrant's Form 10-K report for its Fiscal Year ended September 30, 2000.
  Filed as Exhibit 4.114 to the registrant's Form 10-K report for its Fiscal Year ended September 30, 2000.
  Filed as Exhibit 4.115 to the registrant's Form 10-K report for its Fiscal Year ended September 30, 2000.
  Filed as Exhibit 4.116 to the registrant's Form 10-K report for its Fiscal Year ended September 30, 2000.
  Filed as Exhibit 4.117 to the registrant's Form 10-K report for its Fiscal Year ended September 30, 2000

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.

Dated: February 9, 2001

Mechanical Technology Incorporated

s/Cynthia A. Scheuer

By: Cynthia A. Scheuer